Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

All capitalized terms used herein but not defined shall have the meaning ascribed to them in the Company’s Registration Statement on Form 10, filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2024.

Description of our Shares

We are a series limited liability company with series established pursuant to Sections 18-215 or 18-218 of the LLC Act. The purchase of Shares of a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is a separate series of assets or limited liability company interests of the Company and not a separate legal entity.

Sections 18-215(b) and 18-218(c) of the LLC Act provide that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the limited liability company and the records maintained for any Series account for the assets associated with such Series separately from the assets of the limited liability company or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Operating Manager to maintain separate, distinct records for each Series and its associated assets and liabilities that reasonably identify such assets and liabilities and in which records such assets are objectively identifiable. As such, the assets of a Series include only the Asset-Backed Finance Assets associated with that Series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section of our Annual Report on Form 10-K, the limitations on inter-series liability provided by Section 18-215(b) and 18-218(c) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet such liabilities.

Sections 18-215(c) and 18-218(c)(1) of the LLC Act provide that a Series established in accordance with Section 18-215(b) or 18-218 of the LLC Act, respectively, may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant property will be held by or for the benefit of, the relevant Series.

There is currently no market for our Shares, and we do not expect that a market for our Shares will develop in the future. We do not intend for the Shares to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Shares. Under the terms of the LLC Agreement, except as required by law, the liability of each Shareholder in such capacity shall be limited to the amount of such Shareholder’s total investments and pro rata share of any undistributed profits. All of the Shares of any Series will be duly authorized and validly issued. Except as may otherwise be provided in the LLC Agreement or in any type designation and except as required by law, after the payment of all subscription proceeds for the Shares of any Series purchased by such Shareholder, no Shareholder shall have any further obligations to the Company to contribute any additional capital, to loan any funds, or be subject to any additional assessment with respect to such Series (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-218, 18-607 and 18-804 of the LLC Act), unless otherwise agreed by the Company and the Shareholder. No Shareholder shall have any personal liability on account of any obligations and liabilities of, including any amounts payable by, the applicable Series under or pursuant to, or otherwise in connection with, the LLC Agreement or the conduct of the business of the Company solely by reason of being a Shareholder of the applicable Series. Shareholders of any Series have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Shares and no preferential rights to distributions.

Summary of the LLC Agreement

The following is a summary of the material provisions of our LLC Agreement, which we intend to adopt prior to admitting any non-affiliate investors as Shareholders of the applicable Series. Our LLC Agreement will set forth the terms and conditions upon which we will conduct our business and affairs and it sets forth the rights and obligations of our Shareholders. This summary is not complete and is subject to and qualified by the detailed provisions of our LLC Agreement and the applicable series agreement for each Series. Potential investors should study our LLC Agreement and the applicable series agreement for each Series carefully before making any investment in our Shares. The LLC Agreement will be filed as an exhibit to our reports filed with the SEC pursuant to the Exchange Act and the applicable series agreement for each Series will be provided to potential investors upon request to the Company.

Name and Address

We conduct business under the name “Apollo Asset Backed Credit Company LLC” with our principal office and place of business at 9 West 57th Street, 42nd Floor, New York, NY 10019 (unless we change the office or place of business).

Purpose

Under our LLC Agreement we will be permitted to engage, directly or indirectly, in any business activity that is approved by the Board and that lawfully may be conducted by a limited liability company formed under the LLC Act. Under the applicable series agreement, each of Series I and Series II is permitted to engage, directly or indirectly, in any business activity that is approved by the Board and that lawfully may be conducted by a registered series of a limited liability company formed under the LLC Act.

Establishment and Nature

We are formed as a limited liability company under the LLC Act and each Series is formed as a series of the Company under the LLC Act. The Board has overall responsibility for the oversight of management and supervision of the business operations of the Company and each Series. To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Company, any committee of the Board or the Operating Manager.

Our Management

Our Management

Except as otherwise specifically provided in our LLC Agreement, the Board will have complete and exclusive discretion in carrying out its responsibilities and affairs and will be authorized to employ all powers necessary or advisable to carry out our purposes and policies, conduct our business and affairs and exercise our powers. The Board will delegate to our Operating Manager the management of our Asset-Backed Finance Assets, subject to the Board’s supervision.

The Board will have the sole and absolute discretion to accept or refuse to accept the admission of any member of the Company or any Series. Except to the extent limited by Delaware law or our LLC Agreement, the Board may delegate any or all of its duties under our LLC Agreement to any person, including any committee of the Board or any affiliates of Apollo.

Shareholders’ Powers

Except as otherwise specifically provided in the LLC Agreement, no Shareholder that holds Investor Shares can participate in or have any control over our business and affairs or have any right or authority to act for, or to bind or otherwise obligate, us.

Capital Contribution

Our Contribution

On November 10, 2023, an affiliate of Apollo purchased 40 V Shares of Series I at a purchase price of $25.00 per share and 40 V Shares of Series II at a purchase price of $25.00 per share as our initial capital. Apollo, its affiliates and/or certain Apollo Clients may make additional capital contributions.

Shareholders’ Contribution

The initial offering prices of the Shares will be determined by the Operating Manager. Each Series expects to offer the applicable Investor Shares to eligible investors monthly on a continuous basis at NAV per Share (generally measured as of the end of the month immediately preceding the date of the allocation of Shares to subscribing Shareholders) plus any applicable upfront selling commissions and dealer managers fees.

No Further Contribution

Delaware law provides that, for a period of three years from the date on which any distribution is made to Shareholders (or later, if an action to recover the distribution is commenced prior to the expiration of such three-year period), a Shareholder may be liable to us for the return of the distribution if both of the following are true: (1) the distribution was made in violation of the LLC Act; and (2) such Shareholder knew at the time they received the distribution that it was made in violation of the LLC Act. Other than as stated in the immediately preceding sentence, after Shareholders pay for their Shares, Shareholders will not have any further obligations to contribute any capital to, or loan any funds to, us.

Types of Shares

Each type of Shares described below represents the applicable type of limited liability company interest in each of Series I and Series II. The same type of each Series will have the same terms unless otherwise indicated.

Investor Shares

Holders of S Shares, I Shares, F-S Shares, F-I Shares, A-I Shares and A-II Shares have equal rights and privileges with one another but will have different fee structures, which will result in the dilution of Investor Shares in proportion to the fees charged to different types of Shares. With respect to payment of fees:

•	Shareholders do not pay a sales load or dealer manager fees and Shareholders do not pay any servicing or distribution fees with respect to I Shares, F-I Shares, A-I Shares and A-II Shares;

•	F-S Shares and F-I Shares are subject to a lower Management Fee and Performance Fee than S Shares and I Shares; and

•

A-I Shares and A-II Shares are subject to a lower Management Fee and Performance Fee than S Shares, I Shares, F-S Shares and F-I Shares, except that after December 31, 2027, A-I Shares will have the same Management Fee and Performance Fee as F-S Shares and F-I Shares.

I Shares, F-I Shares, A-I Shares and A-II Shares are each not subject to a sales load; however, Shareholders could be required to pay brokerage commissions on purchases and sales of I Shares, F-I Shares, A-I Shares and A-II Shares to their selling agents. Holders of S Shares and F-S Shares may be subject to a sales load and dealer manager fee of 3.5% of the transaction price.

S Shares

S Shares will be subject to a maximum sales load of up to 3.0% of the transaction price and may be subject to a dealer manager fee of 0.5% of the transaction price. Certain participating broker-dealers may offer S Shares subject to higher dealer manager fees; provided that the sum of the reallowed sales load and dealer manager fee will not exceed 3.5% of the transaction price. S Shares may also forego a sales load in lieu of a brokerage commission imposed by a selling agent. The Dealer Manager will also receive a combined annual distribution fee and shareholder servicing fee of 0.85% per annum of the aggregate NAV of the Company’s outstanding S Shares. S Shares are subject to a Management Fee of 1.00% per annum of the month-end NAV and a Performance Fee of 10.0% of the Total Return measured over a 5.0% Hurdle Amount and a High Water Mark with a Catch-Up.

Holders of S Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

I Shares

I Shares have equal rights and privileges with other types of Investor Shares. I Shares do not pay a sales load or dealer manager fees and investors do not pay any servicing or distribution fees with respect to I Shares. I Shares are subject to a Management Fee of 1.00% per annum of the month-end NAV.

Holders of I Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

Founder Shares

F-S Shares and F-I Shares (“Founder Shares”) will be offered during the Initial Offer Period to all investors unless their financial intermediary has opted not to sell Founder Shares. Following the Initial Offer Period, Founder Shares will no longer be offered except (a) in connection with the DRIP and (b) to clients of financial intermediaries that have been designated as a Founder Intermediary. Following the Initial Offer Period, Founder Intermediaries will be determined based on whether the net proceeds on an aggregate basis across all share types and Series received by the Company from such intermediary’s clients by the end of the Initial Offer Period are over $100 million, unless such minimum Founder Shares holding requirement is waived by the Company or the Dealer Manager. The minimum Founder Shares holding requirement does not apply to purchases made by holders of Founder Shares under our DRIP. The Company reserves the right to extend the Initial Offer Period in our sole discretion.

If a Founder Intermediary later becomes designated as an Anchor I Intermediary, such financial intermediary’s client Shareholders will, as soon as practical, have the Founder Shares exchanged for A-I Shares without any further action by such Shareholders.

In the event that a Shareholder switches financial intermediaries and the prior intermediary was a Founder Intermediary and the new intermediary does not have that designation, then, subject to any requirements that may be imposed by the new intermediary, such Shareholder will be permitted to keep their Founder Shares but cannot acquire any further Founder Shares except in connection with the DRIP.

The Company reserves the right to extend the Initial Offer Period in our sole discretion, to waive or modify the eligibility criteria and/or to change the designation of a financial intermediary as a Founder Intermediary. For example, in the event that an intermediary’s clients participate in Share repurchases in a manner that results in the intermediary’s clients having contributed less than $100 million in proceeds to ABC on a net basis, then the Company or the Dealer Manager in their sole discretion may remove the designation of such intermediary as a Founder Intermediary. Subject to any requirements that may be imposed by the financial intermediary, clients of a re-designated intermediary are permitted to retain the Founder Shares issued prior to the re-designation but may not purchase additional Founder Shares except in connection with the DRIP.

F-S Shares

F-S Shares will be subject to a maximum sales load of up to 3.0% of the transaction price and may be subject to a dealer manager fee of 0.5% of the transaction price. Certain participating broker-dealers may offer F-S Shares subject to higher dealer manager fees; provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the transaction price. F-S Shares may also forego a sales load in lieu of a brokerage commission imposed by a selling agent. The Dealer Manager will also receive a combined annual distribution fee and shareholder servicing fee of 0.85% per annum of the aggregate NAV of the Company’s outstanding F-S Shares. F-S Shares are subject to a lower Management Fee compared to some of the other Investor Shares, and a Performance Fee of 7.5% measured over a 5.0% Hurdle Amount and a High Water Mark with a Catch-Up.

Holders of F-S Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

F-I Shares

F-I Shares have equal rights and privileges with other types of Investor Shares. F-I Shares do not pay a sales load or dealer manager fees and investors do not pay any servicing or distribution fees with respect to F-I Shares. F-I Shares are subject to a Management Fee of 0.85% per annum of the month-end NAV, and a Performance Fee of 7.5% of the Total Return measured over a 5.0% Hurdle Amount and a High Water Mark with a Catch-Up.

Holders of F-I Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

A-I Shares

A-I Shares have equal rights and privileges with other types of Investor Shares. A-I Shares do not pay a sales load or dealer manager fees and investors do not pay any servicing or distribution fees with respect to A-I Shares. A-I Shares are subject to a Management Fee of 0.80% per annum of the month-end NAV from inception through December 31, 2027, and 0.85% per annum of the month-end NAV thereafter. A-I Shares are also subject to a Performance Fee of 5.0% of the Total Return from inception through December 31, 2027 and 7.5% of the Total Return thereafter, measured over a 5.0% Hurdle Amount and a High Water Mark with a Catch-Up.

Holders of A-I Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

A-I Shares will be offered during the Initial Offer Period to clients of financial intermediaries that have been designated as an Anchor I Intermediary. The designation of Anchor I Intermediaries will be based on whether the net proceeds on an aggregate basis across all share types and Series received by the Company from such intermediary’s clients at any point before the end of the Initial Offer Period total more than $250 million, unless such minimum A-I Shareholding requirement is waived by the Company or the Dealer Manager. A-I Shares will be offered only (A) in connection with the DRIP and (B) to clients of Anchor I Intermediaries. A-I Shares that are held as of the end of the Initial Offer Period by a client of a non-Anchor I Intermediary will keep those Shares at their lifetime preferential fee rates but may not acquire further Shares except in connection with the DRIP.

In the event that a Shareholder switches financial intermediaries and the prior intermediary was an Anchor Intermediary and the new intermediary does not have that designation, then, subject to any requirements that may be imposed by the new intermediary, such Shareholder will be permitted to keep their A-I Shares but cannot acquire any further A-I Shares except in connection with the DRIP.

The Company reserves the right to extend the Initial Offer Period in our sole discretion, to waive or modify the eligibility criteria and/or to change the designation of a financial intermediary as an Anchor I Intermediary. For example, in the event that an intermediary’s clients participate in Share repurchases in a manner that results in the intermediary’s clients having contributed less than $250 million in proceeds to the Company on a net basis, then the Company or the Dealer Manager in their sole discretion may remove the designation of such intermediary as an Anchor I Intermediary. Subject to any requirements that may be imposed by the financial intermediary, clients of a re-designated intermediary are permitted to retain the A-I Shares issued prior to the re-designation but may not purchase additional A-I Shares except in connection with the DRIP.

A-II Shares

A-II Shares have equal rights and privileges with other types of Investor Shares. A-II Shares do not pay a sales load or dealer manager fees and investors do not pay any servicing or distribution fees with respect to A-II Shares. A-II Shares are subject to a Management Fee of 0.75% per annum of the month-end NAV. A-II Shares are also subject to a Performance Fee of 5.0% of the Total Return, measured over a 5.0% Hurdle Amount and a High Water Mark with a Catch-Up.

Holders of A-II Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

A-II Shares will be offered during the Initial Offer Period to clients of certain intermediaries designated in our sole discretion. A-II Shares will be offered only (A) in connection with the DRIP and (B) to clients of Anchor II Intermediaries. A-II Shares that are held as of the end of the Initial Offer Period by a client of a non-Anchor II Intermediary will keep those Shares at their lifetime preferential fee rates but may not acquire further Shares except in connection with the DRIP.

In the event that a Shareholder switches financial intermediaries and the prior intermediary was an Anchor Intermediary and the new intermediary does not have that designation, then, subject to any requirements that may be imposed by the new intermediary, such Shareholder will be permitted to keep their A-II Shares but cannot acquire any further A-II Shares except in connection with the DRIP.

The Company reserves the right to waive or modify the eligibility criteria and/or to change the designation of a financial intermediary as an Anchor II Intermediary. Subject to any requirements that may be imposed by the financial intermediary, clients of a re-designated intermediary are permitted to retain the A-II Shares issued prior to the re-designation but may not purchase A-II Shares except in connection with the DRIP.

Apollo Shares

E Shares

E Shares have equal rights and privileges with Investor Shares. E Shares do not pay a sales load or dealer manager fees and investors do not pay any servicing or distribution fees with respect to E Shares. E Shares are not subject to the Management Fee or the Performance Fee. E Shares will be held only by Apollo and its employees or affiliates, and Apollo Clients, and are not being offered to other investors.

Holders of E Shares are not entitled to vote on any matters relating to the Company, including the election of directors, and are not entitled to nominate, remove or participate in the appointment of directors of the Company.

V Shares

V Shares have special rights and privileges, including entitling the holders thereof to the exclusive right to appoint and remove directors of the Company, increase or decrease the number of directors of the Company and fill any vacancies on the Board. V Shares will not have economic participation in the Company. V Shares will be held only by Apollo, its affiliates and/or certain Apollo Clients and are not being offered to other investors. V Shares may be transferred to an Apollo affiliate or Apollo Client. If an Apollo affiliate or Apollo Client becomes the holder of a majority of the V Shares, that entity would have majority control over the Company, including the right to vote for the appointment of the Company’s directors.

V Shares do not pay a sales load or dealer manager fees and investors do not pay any servicing or distribution fees with respect to V Shares. V Shares are not subject to the Management Fee or the Performance Fee.

Rights Upon Liquidation

Upon the dissolution of a Series or the Company as a whole, as applicable, after paying or making reasonable provision for the payment of the Series’ or the Company’s creditors, as applicable, for all claims and obligations in accordance with the LLC Act, the remaining assets of the Series or the Company as a whole, as applicable, shall be distributed among the holders of Shares of the applicable Series or of the Company generally pro rata in proportion to the number of Shares held by such holder (subject to the rights of any holders of Shares specified in the LLC Agreement, a series agreement or in any Share type designation), which distribution within a Series will be made consistent with any preferences which exist within such Series.

Authorized Shares

Each of our Shares represents a limited liability company interest in the Company associated with the applicable Series. Only Apollo and its subsidiaries, officers, directors and employees of the Company or its affiliates, and/or certain Apollo Clients are expected to hold Apollo Shares.

Issuance of Additional Securities

Our LLC Agreement will authorize the Board, without the consent of any other person, to create additional types of Shares, including Investor Shares and Apollo Shares, of any Series, having such terms, rights, designations, preferences, powers and duties (which rights or powers may be senior to existing types of Shares), as the Board shall determine. Our LLC Agreement will also authorize the Board, without the consent of any other person, to issue additional Shares of any Series of any type for the consideration and on the terms and conditions established by the Board.

Transfer of Our Shares

Shareholders may resign as a Shareholder of Apollo Asset Backed Credit Company LLC associated with any Series by selling, transferring or assigning their Shares of such Series or having all of their Shares of such Series repurchased or redeemed in accordance with our Repurchase Plan, our LLC Agreement and any applicable securities laws. Shareholders may generally transfer all or a portion of their Shares except to impermissible types of transferees or by transfers that would adversely affect us, including transfers that would violate the ownership restrictions imposed in our LLC Agreement.

Timing of Subscription and Share Repurchase Requests

Subject to the publication of the subscription cut-off dates as described herein, subscriptions are accepted on a monthly basis. To be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first business day of the month (unless waived by the Dealer Manager).

The Company expects to report its NAV per Share as of the last day of each month on its website within 25 days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first business day of each month, Shareholders will not know the NAV per Share at which they will be subscribing at the time they subscribe. While a Shareholder will not know the NAV applicable on the effective date of the Share purchase, the NAV applicable to a purchase of Shares will be available generally within 25 days of the last day of each month; at that time, the number of Shares based on that NAV and each Shareholder’s purchase will be determined and Shares will be credited to the Shareholder’s account as of the effective date of the Share purchase.

Any subscription request may be cancelled at any time before two business days before the first business day of the month. All subscription requests or cancellation requests must be received in good order and with full payment, as applicable, by 4:00 p.m. (Eastern time) on the applicable date.

Repurchases are expected to be made on a quarterly basis, subject to the Board’s discretion. All requests for repurchases must be received in good order by 4:00 p.m. (Eastern time) on the last business day of the repurchase window of the applicable quarter, as published on our website or our filings with the SEC, which we generally expect to be 10 business days following the publication of NAV for the immediately preceding quarter. Shareholders may also withdraw their repurchase requests by the same deadline.

Formation and Duration

The Company was formed on September 22, 2023 as a Delaware limited liability company. On September 22, 2023, the Company established two registered series of limited liability company interests, Apollo Asset Backed Credit Company LLC - Series I and Apollo Asset Backed Credit Company LLC - Series II. The Company will remain in existence until its certificate of formation has been cancelled in the manner required by the LLC Act following the Company’s dissolution and the completion of the winding up of the Company in accordance with our LLC Agreement and Delaware law. The LLC Agreement provides that the Company will be dissolved upon (a) the adoption of a resolution by the Board approving the dissolution of the Company and the approval of such action by

Members holding a majority of the outstanding V Shares, (b) the operations of the Company ceasing to constitute legal activities under the LLC Act or any other applicable law (as determined by the Board), (c) at any time there are no members of the Company unless the Company is continued without dissolution in accordance with the LLC Act or (d) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the LLC Act.

Each of Series I and Series II were formed on September 22, 2023 as a registered series of the Company. Each of Series I and Series II will remain in existence until its certificate of registered series has been cancelled in the manner required by the LLC Act following Series I’s or Series II’s, as applicable, dissolution and the completion of the winding up of such Series in accordance with our LLC Agreement, the applicable series agreement and Delaware law. The LLC Agreement and the applicable series agreement provides that Series I or Series II will be dissolved upon (a) the adoption of a resolution by the Board approving the dissolution of Series I or Series II, as applicable, and the approval of such action by Members holding a majority of the outstanding V Shares, (b) the operations of Series I or Series II, as applicable, ceasing to constitute legal activities under the LLC Act or any other applicable law (as determined by the Board), (c) the entry of a decree of judicial dissolution of a Series under Section 18-218(c)(11) of the LLC Act, or (d) the dissolution of the Company.

Limited Liability of our Shareholders and Members; Indemnification

Members of the Company (each, a “Member”) will have no personal liability for any of the Company’s obligations or liabilities solely by reason of being a member of the Company generally or being associated with any Series. Shareholders and Members associated with a Series will have no personal liability for any of such Series’ obligations or liabilities solely by reason of being a Shareholder of or Member associated with such Series. Shareholders or Members will only be liable, in their capacity as holder of an interest in the Company with respect to the applicable Series or a member of the Company generally or associated with a Series, respectively, to the extent of their capital contribution and pro rata share of any of our undistributed profits. Delaware law provides that, for a period of three years from the date on which any distribution is made to Shareholders (or later, if an action to recover the distribution is commenced prior to the expiration of such three-year period), Shareholders may be liable to us to return the distribution if both of the following are true:

(1)	the distribution was made in violation of the LLC Act; and

(2)	the Shareholder knew at the time they received the distribution that it was made in violation of the LLC Act.

As further explained in the LLC Agreement, and to the fullest extent permitted by law, except in the case of actual fraud or willful misconduct, we have agreed to indemnify indemnified parties, to the fullest extent permitted by law, against any and all claims, liabilities, damages, losses, costs and expenses of any kind, including legal fees and amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such persons and arise out of or in connection with the business of the Company, the business of a Series or the performance by an indemnified party of any of its responsibilities under the LLC Agreement. We have agreed to provide this indemnification under the LLC Agreement and the Operating Agreement unless these persons’ actions constitute actual fraud or willful misconduct. Thus, one or more of the foregoing persons could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships among Apollo, the Operating Manager or any of their respective affiliates, on the one hand, and the Company, a Series, any of the Shareholders or any of our Members, on the other hand. Whenever a potential conflict arises among Apollo, the

Operating Manager or any of their respective affiliates, on the one hand, and the Company, a Series, any of the Shareholders or any of our Members, on the other hand, the Board or the Operating Manager may, but shall not be required to, resolve that conflict by seeking approval from a committee of our independent directors (which, initially, will be our Audit Committee). Our LLC Agreement contains provisions that reduce or eliminate certain of the duties of the Board, including fiduciary duties, to the Company, the Series, and our Shareholders and Members. Our LLC Agreement also restricts the remedies available to Shareholders and Members for actions taken that without those limitations might constitute breaches of duty, including fiduciary duties.

Under our LLC Agreement, the Board or the Operating Manager will not be in breach of its obligations under the LLC Agreement or its duties to us or our Shareholders or Members if the resolution of the conflict of interest or the course of action in respect of the conflict of interest is:

•	approved by a committee of our independent directors, which will initially be the Audit Committee, although the Board or the Operating Manager is not obligated to seek such approval;

•	on terms which are, in the aggregate, no less favorable to us than those generally being provided to or available from unrelated third parties;

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us; or

•

approved by the vote of Shareholders owning a majority of the outstanding Investor Shares, excluding any Investor Shares owned by Apollo or any of its affiliates, although the Board or the Operating Manager is not obligated to seek such approval.

The Board or the Operating Manager may, but is not required to, seek the approval of such resolution from the Audit Committee, any other committee of our independent directors or our Shareholders. If the Board or the Operating Manager does not seek approval from the Audit Committee, any other committee of our independent directors or our Shareholders and the Board or the Operating Manager, as applicable, determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the second and third bullet points above, then it will be presumed that in making its decision the Board or the Operating Manager, as applicable, acted in good faith, and in any proceeding brought by or on behalf of any Shareholder, Member or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption by clear and convincing evidence. Unless the resolution of a conflict is specifically provided for in our LLC Agreement, the Board, the Operating Manager or a committee of the Board consisting of independent directors, which will initially be the Audit Committee, may consider any factors they determine in their sole discretion to consider when resolving a conflict of interest. Our LLC Agreement provides that the Board or the Operating Manager will be conclusively presumed to be acting in good faith if the Board or the Operating Manager, as applicable, subjectively believes that the determination made or not made is in or not adverse to the best interests of the Company or the applicable Series, or, with respect to resolutions of conflicts of interest pursuant to the second or third bullet points above, if the Board or the Operating Manager subjectively believes that the action or inaction meets the standard set forth therein.

Fiduciary Duties

The Board is accountable to Shareholders and Members, and the fiduciary duties owed to the Shareholders and Members by the Board are prescribed by law and our LLC Agreement. The LLC Act provides that Delaware limited liability companies may in their limited liability company agreements expand, restrict or eliminate the duties, including fiduciary duties, otherwise owed by our directors, managers, controlling members, their affiliates and other persons to members, the limited liability company and other persons bound by the LLC Agreement.

Our LLC Agreement will contain various provisions modifying, restricting and eliminating the duties, including fiduciary duties, that might otherwise be owed by our directors, managers, controlling members and their affiliates. We will adopt these modifications to allow Apollo, the Operating Manager and their respective affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards or subjected to enhanced scrutiny and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without these modifications, the ability of the Board and our Audit Committee to make decisions involving conflicts of interest could be restricted. These modifications may be detrimental to the Shareholders and Members because they restrict the remedies available to the Shareholders and Members for actions that without those limitations might constitute breaches of duty, including a fiduciary duty, as described below, and they permit the Board and the Audit Committee to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material modifications to the fiduciary duties owed by the Board to the Shareholders and Members:

State Law Fiduciary Duty Standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. In the absence of a provision in a limited liability company agreement providing otherwise, the duty of care would generally require a board of directors of a Delaware limited liability company to make decisions in a deliberate and fully informed manner after taking into consideration all material information reasonably available. In the absence of a provision in a limited liability company agreement providing otherwise, the duty of loyalty would generally require a board of directors of a Delaware limited liability company to take any action or omit to take action on a disinterested basis, in good faith, with an honest belief that it is in the best interests of the limited liability company.

LLC Agreement Modified Standards

Our LLC Agreement contains provisions that modify or eliminate duties of or consent to conduct by the Board, the Operating Manager and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law.

In addition to the other more specific provisions limiting the obligations of the Board, our LLC Agreement further provides that none of the indemnified parties will be liable to us, the Shareholders, the Members or any other person bound by the LLC Agreement for any losses due to any act or omission by any indemnified party in connection with the conduct of our business unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such act or omission constitutes actual fraud or willful misconduct.

Special Provisions Regarding Affiliated Transactions

Our LLC Agreement will generally provide that affiliated transactions and resolutions of conflicts of interest not involving a vote of Shareholders and that are not approved by a committee of our independent directors may also be permitted and deemed approved by all Members and Shareholders and not constitute a breach of duty if the Board determines that the course of action is:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If the Board or the Operating Manager does not seek approval from a committee of our independent directors or our Shareholders and the Board or the Operating Manager, as applicable, determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the second and third bullet points above under “—Conflicts of Interest,” then it will be presumed that in making its decision, the Board or the Operating Manager, as applicable, acted in good faith, and in any proceeding brought by or on behalf of any Member, Shareholder or the Company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our directors or the Operating Manager would otherwise be held.

Exculpation and Indemnification

To the fullest extent permitted by applicable law, none of the indemnified parties will be liable to the Company or any Shareholders or Members for (i) any losses due to any act or omission by any indemnified party in connection with the conduct of the business of the Company unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, such indemnified party’s act or omission constitutes actual fraud or willful misconduct, (ii) any losses due to any action or omission by another person, (iii) any losses due to any mistake, action, inaction, negligence, dishonesty, actual fraud or bad faith of any broker, placement agent or other agent as provided in the LLC Agreement or (iv) any change in U.S. federal, state or local or non-U.S. income tax laws, or in interpretations thereof, as they apply to the Company, the Series or the Shareholders or Members, whether the change occurs through legislative, judicial or administrative action.

To the fullest extent permitted by applicable law, except in the case of actual fraud or willful misconduct, the Company or the applicable Series will indemnify and hold harmless each indemnified party from and against any and all claims, liabilities, damages, losses, costs and expenses of any kind, including legal fees and amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by any indemnified party and arise out of or in connection with the business of the Company or the performance by the indemnified party of any of its responsibilities under the LLC Agreement or the Operating Agreement; provided that an indemnified party will not be entitled to indemnification under the LLC Agreement if the indemnified party’s action or omission constitutes actual fraud or willful misconduct with respect to the LLC Agreement or the Operating Agreement; provided, further, that with respect to the Operating Agreement, such claims, liabilities, damages, losses, costs or expenses did not arise solely out of a dispute between or among the officers, directors, employees or partners of Apollo or its affiliates.

Compulsory Sales to the Company

Under the Company’s LLC Agreement, the Company or a Series may repurchase all or any portion of the Shares of a Shareholder without consent or other action by the Shareholder or other person if the Board, on the recommendation of a repurchase committee, if any, consisting of the Company’s officers or directors appointed by the Board from time to time, determines that:

•

the Shares have been transferred or have vested in any person, in violation of the LLC Agreement, by operation of law as a result of the disability, death, divorce, dissolution, termination, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•	any transferee does not meet any investor eligibility requirements established by the Company from time to time;

•

ownership of Shares by a Shareholder or other person is likely to cause the Company or a Series to be in violation of, or require registration of the Shares under, or subject the Company or a Series to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, including without limitation the Investment Company Act;

•

continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Company, a Series, the Operating Manager, Apollo or any of their affiliates, or may subject the Company, a Series or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

with respect to a Shareholder subject to special laws or regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these special laws or regulations by virtue of continuing to hold any Shares;

•	it would be in the interest of the Company or a Series, as determined by the Board, for the Company or such Series to repurchase the Shares; or

•

continued ownership of any Shares by a Shareholder of may cause all or any portion of the assets of the Company or a Series to be characterized as plan assets of such Shareholder for purposes of Title I of ERISA, Section 4975 of the Code or any applicable Similar Law.

Third-Party Tender Offers

Our LLC Agreement will contain provisions that apply to tender offers by third parties including compliance with the applicable laws for such tender offers in addition to certain obligations to the Company regarding notice and reimbursement of Company expenses.

Submission to Jurisdiction

Our LLC Agreement will provide that, (i) except as provided in clause (ii) below, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the LLC Agreement or the transactions contemplated thereby, including any claim or cause of action (whether in contract, tort, statute, common law or otherwise) that may be based upon, arise out of or relate to the negotiation, execution or performance of the LLC Agreement (including any derivative suit brought on behalf of the Company or a Series and any claim (A) related to a representation or warranty made in connection with the LLC Agreement, (B) asserting a breach of a duty, owed by any current or former Director, officer, employee, Operating Manager, Member or Shareholder of the Company or a Series, (C) arising pursuant to any provision of the LLC Act or the LLC Agreement or (D) governed by the internal affairs doctrine), shall be brought exclusively in the Court of Chancery of the State of Delaware, or if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the other courts of the State of Delaware or in the United States District Court for the District of Delaware, (ii) notwithstanding anything to the contrary in the LLC Agreement, but subject to the foregoing provisions, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, and (iii) each of the parties to the LLC Agreement irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any of such courts or that any such suit, action or proceeding which is brought in any of such courts has been brought in an inconvenient forum. The foregoing provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Jury Trial Waiver

The LLC Agreement will provide that our Members and Shareholders waive and release their respective rights to a trial by jury in any action, suit or proceeding arising out of or related to LLC Agreement. Such waiver applies to purchasers in secondary transactions. Such waiver of a jury trial will not, however, serve as a waiver by any parties of any claim or cause of action arising out of or relating to the U.S. federal securities laws. In addition, investors cannot waive the Company’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Distributions

Beginning with the end of our first full calendar quarter after which we sell Shares to non-affiliates, the Series will seek to pay regular quarterly distributions at an attractive distribution yield to Shareholders of record. We intend to declare, accrue and pay distributions quarterly. However, there can be no guarantee that any Series will pay quarterly distributions consistently and at a specific rate, or at all. While we expect the Series to issue regular quarterly distributions, and accordingly, the Series will be subject to Delaware distribution rules with respect to limited liability companies, we do not expect the Series to have a written distribution policy. The ultimate decision to issue distributions will be a case-by-case determination by the Board. If the Company decides to adopt a distribution policy, it will provide appropriate disclosure in advance. Due to tax considerations and other factors, the amount of the distributions ultimately received by Shareholders in each Series may differ, but distribution amounts are expected to be based primarily on the joint underlying economic interests of the Series in the Asset-Backed Finance Assets. The record date for distributions will be the last calendar day of the quarter immediately preceding the distribution.

Cash distributions to Shareholders will automatically be reinvested under the DRIP in additional whole and fractional Shares attributable to the type of Shares that a Shareholder owns unless and until an election is made on behalf of such participating Shareholder to withdraw from the DRIP and receive distributions in cash. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution, net of any applicable withholding taxes, by the Series’ NAV per share as of the end of the prior month. Shares will be distributed in proportion to the Series and types of Shares held by the Shareholder under the DRIP. There will be no sales load charged on Shares issued to a Shareholder under the DRIP.